Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Reports Drill Results of 18.0 Meters Averaging 13.83% Lead, 4.68%
Zinc, and 110.0 g/t Silver for the Balya Royalty Property in Turkey

Vancouver, British Columbia, October 2, 2012 (TSX Venture: EMX; NYSE MKT: EMXX) --Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce recent drill results from the Balya royalty property in Turkey. The owner and operator of Balya, Dedeman Madencilik San ve Tic. A.S. (“Dedeman”), reports intercepts that include 18.0 meters averaging 13.83% lead, 4.68% zinc, and 110.0 g/t silver, and 22.3 meters averaging 6.95% lead, 5.65% zinc, and 95.68 g/t silver with a 7.9 meter sub-interval of 15.42% lead, 12.33% zinc and 219.94 g/t silver. Dedeman also reports that the property has been successfully converted to an exploitation license and underground development is planned for late 2012 or early 2013.

2012 Balya Drill Program. Dedeman has reported 32 core holes totaling over 3,300 meters from this year’s drill program. The new drilling expanded the high-grade lead-zinc-silver mineralization in the main Hastanetepe zone to the east and southeast. Hastanetepe is a moderately dipping, 450 by 300 meter zone that occurs from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization hosted in limestones and dacites. The zone remains open for extension in multiple directions. This year’s drilling intersected new lead-zinc-silver horizons to the east and southeast that are notable for their relatively high grades over thick intervals. A table of drill intervals is given below. Please see attached map for more information.

Drill No		From (m)	To (m)	Interval (m)*	Pb %	Zn %	Ag g/t	Comments
DB-67		25.6	27.0	1.4	8.84	1.63	177.00	Intersected stacked mineralized horizons to the southeast.
		37.0	41.1	4.1	39.11	24.88	931.24
	including	37.0	39.6	2.6	52.87	18.67	1311.85
		44.0	46.9	2.9	8.79	4.39	129.30
		75.0	93.0	18.0	10.99	5.96	126.57
	including	81.0	85.4	4.4	26.42	11.84	221.45
	including	86.9	88.0	1.1	29.59	7.18	502.00
DB-68		24.2	28.2	4.0	10.59	9.40	184.40	Extended mineralization to the east.
	including	24.2	26.6	2.4	14.16	11.54	254.92
DB-73		3.0	9.0	6.0	1.77	1.52	20.67	Extended mineralization to the east.
DB-74		9.5	10.1	0.6	4.65	6.33	69.00	From a fan of holes that extended mineralization to the east.
		34.6	56.9	22.3	6.95	5.65	95.68
	including	49.0	56.9	7.9	15.42	12.33	219.94
DB-75A		21.0	25.5	4.5	14.49	12.79	57.97	From a fan of holes that extended mineralization to the southeast.
DB-80		54.0	57.0	2.1	2.19	24.02	193.00	Extended mineralization to the southeast.
DB-81		24.0	30.0	6.0	21.99	4.66	97.83	Intersected stacked mineralized horizons to the southeast.
	including	25.5	27.0	1.5	54.02	2.10	1435.00
	including	28.0	28.8	0.8	42.43	21.25	147.00
		33.0	51.0	18.0	13.83	4.68	110.00
		73.0	88.0	15.0	1.89	1.06	27.44
DB-82		15.0	17.0	2.0	0.20	2.50	6.00	Extended mineralization to the southeast.
		24.0	25.5	1.5	13.83	4.68	110.00
DB-89A		33.0	38.0	5.0	3.37	2.91	75.20	From a fan of holes that extended mineralization to the east.
		40.0	46.0	6.0	1.75	1.60	23.30
		51.4	56.7	5.30	2.68	1.67	41.60

* True widths estimated at 70-90% of reported intervals.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Balya Overview. EMX retains an uncapped 4% net smelter royalty on the Balya property (see Company news release dated November 14, 2006), which occurs in the historic Balya lead-zinc-silver mining district of northwestern Turkey. Since acquiring the property from EMX in 2006, Dedeman has drilled 176 holes totaling over 31,000 meters and is advancing the property to production as an underground mining operation. Dedeman is a privately-held, leading Turkish mining company with active operations that produce lead, zinc, silver, and chrome ore.

Comments on Sampling, Assaying, and QA/QC. Dedeman’s drill samples were collected in accordance with industry best practices that follow guidelines taken from EMX’s internal sampling and QA/QC procedures. This year’s drill samples were submitted to Dedeman’s Cadirkaya Mine laboratory in Turkey. Silver and base metal analyses were determined with aqua regia digestion and AAS techniques. Dedeman performs routine QA/QC analysis on their assay results, including the utilization of certified reference materials, blanks, and duplicate samples.

EMX has reviewed the drill core and QA/QC results, and conducted independent due diligence duplicate sampling that confirm Dedeman’s results. EMX’s samples were submitted to the ISO 9001:2000 and 17025:2005 accredited ALS Chemex laboratory in Vancouver, Canada for analysis. Silver and base metal analyses were determined by four acid digestion and ICP MS/AES techniques. Over limit analyses for lead (Pb > 20%) and zinc (Zn > 30%) were performed by volumetric titration techniques.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@EurasianMinerals.com	Email: valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties,

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended June 30, 2012 (the “MD&A”) and most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Hastanetepe Zone
Assays Pending
Collars pre-2012
Collars 2012
MTA Collars
Mineralized Zone as Currently Outlined
Fault
Andesite
Dacite
Limestone
Meta-Sandstone
OPEN
OPEN
OPEN
OPEN
OPEN ?
210m
200m
190m
180m
170m
150m
180m
DB-74 22.3m @ 6.95%Pb, 5.65%Zn, 95.68 g/t Ag
shallow vertical holes
DB-67 4.10m @ 39.11%Pb, 24.88%Zn, 931.24 g/t Ag
and 15.0m @ 10.99%Pb, 5.96%Zn, 126.57 g/t Ag
DB-81 18.0m @ 13.83%Pb, 4.68%Zn, 110.0 g/t Ag
N
100 50 0 100
Meters
Sept 2012

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com